SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
February 28th, 2007
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): Not Applicable.
Attached hereto and incorporated by reference herein is the registrant’s press release titled SCOR and Converium creating together a top 5 Reinsurer, issued on February 26, 2007.

Signature
Exhibit 99.1
Exhibit 99.2

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated February 28th, 2007

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn
Chief Financial Officer

Exhibit 99.1
NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN AND AUSTRALIA
26 February, 2007
Converium and SCOR : creating together a Top 5 reinsurer
SCOR announces a tender offer for Converium’s outstanding shares
Voluntary public tender offer for 67.1% of Converium’s publicly owned shares not already owned or acquired by SCOR
For every Converium share, 0.5 new SCOR share plus CHF4 in cash, equivalent to CHF21.1 per Converium share based on closing share prices as at 16 February 2007
Attractive 27% premium on Converium’s last unaffected share price as of 4 January 2007
Offer subject to 50.01% acceptance level on a fully diluted basis, SCOR shareholder approval and other customary conditions
Strategic rationale
Compelling combination in a consolidating sector
Creating a Top 5 global multi-line reinsurer with leading positions in life reinsurance, specialty lines, large facultative accounts and treaties
Leveraging complementary markets and business lines
Benefiting clients and brokers
Diversifying risks and improving earnings visibility
Providing attractive opportunities for management and employees
Accelerating SCOR’s proven strategy and setting new ambitions
Targeting to offer an A+ level of security for clients by 2010
Value creating combination for all shareholders
Post-tax ROE objective of 900bps above risk free rate across the cycle Estimated EUR65 mn annual pre-tax cost synergies
Improved ability to manage capital through the cycle
EPS and ROE enhancing transaction from 2009 onwards
Combination supported by Converium’s main shareholders
Key milestones
—	Offer prospectus to be published within 6 weeks
—	Expiration of the offer period expected in June 2007
This press release is not a pre-announcement within the meaning of Swiss takeover regulations and only the terms and conditions set forth in SCOR’s formal pre-announcement (the “Pre-announcement”) have any legal effect and relevance. This communication is incomplete and fully qualified by the terms, conditions and information set forth in the Pre-announcement. The Pre-announcement has been published in Bloomberg and will be published in Le Temps and the Neue Zürcher Zeitung. In addition, it will be available at www.scor.com. The Pre-announcement will not be issued and the offer will not extend into the United States or any other country, in which the making of such Pre-announcement or Offer, or its acceptance, would be illegal or subject to regulatory filings, registration or other approvals.
Paris, 26 February 2007 — SCOR published today the formal Pre-announcement of a voluntary public tender offer for the publicly held shares in Converium Holding AG that SCOR has not already acquired. Under the proposed offer, for each Converium share, Converium shareholders will receive 0.5 new SCOR share and CHF4 in cash.
The offer will be subject to the customary conditions set forth in the Pre-announcement, including a 50.01% acceptance level on a fully diluted basis, obtaining regulatory and antitrust approvals as well as the approval of SCOR shareholders for the issuance of the new SCOR shares.
This announcement follows the announcement made by SCOR on 19 February 2007 that it had acquired 32.9% of Converium’s share capital: 8.3% through direct market purchases and 24.6% through share purchase agreements, the consummation of which is subject to regulatory and antitrust approvals.
SCOR’s initial intention had been to obtain a recommendation from the Converium Board of Directors prior to making this announcement. After a first meeting with the Chairman and the Vice-Chairman of Converium on Saturday, 17 February 2007, SCOR’s approach was rejected by Converium’s Board on Sunday, 18 February 2007. During the week following the Converium Board’s rejection of SCOR’s approach, several attempts by SCOR to hold meaningful discussions with the Board of Directors and top management of Converium were rejected. Hence, at this stage SCOR has decided to pre-announce a voluntary tender offer to Converium’s shareholders. The terms being offered to all Converium’s shareholders are equivalent to those agreed between Converium’s largest shareholders and SCOR.

The combination of Converium and SCOR is in the best interest of both companies, their shareholders and stakeholders. Therefore, SCOR is hopeful that the Board of Converium will support the offer in due course given the written proposals made by SCOR to the Board and the management of Converium on Friday, 23 February 2007.
The aggregate consideration to be offered by SCOR will be equivalent to CHF21.1 per Converium share based on SCOR’s closing price as at 16 February 2007. This represents a 27% premium over Converium’s last unaffected closing price (as at 4 January 2007) and a 20% premium over Converium’s 3-month average prior to 16 February 2007. The transaction values the entire issued share capital of Converium at CHF3.1bn (EUR1.9 bn).
Rationale
The combination of Converium and SCOR is fully aligned with SCOR’s proven strategy. It will accelerate the development of both companies by setting new ambitions for the combined group. The combined group will become one of the top choices for clients in key markets. It will capitalise on a comprehensive network structured around hubs with three key European locations in Zurich, Paris and Cologne, plus 2 major hubs in Asia and the Americas. It will also benefit from an enlarged pool of talents and competencies and an increased diversified offering by market and business line. The combined group will aim at achieving a post-tax ROE of 900bps above the risk-free rate across the cycle. Improved market presence and proactive cycle management is expected to deliver sustainable growth. The combined group will target to offer clients an A+ level of security by 2010.
The combination of Converium and SCOR will create a Top 5 global multi-line reinsurance company in terms of pro forma gross written premiums, based on very solid foundations:
•	Premium income in the range of EUR5.5 bn;

•	Market capitalisation in the range of EUR3.9 bn;

•	Long term capital base in the range of EUR4.7 bn;

•	Leading positions in Europe in most lines of business and leading global market positions in selected areas such as life reinsurance, specialty lines, large facultative accounts and treaties;

•	Well diversified sources of revenues between life and non-life lines, providing reduced earnings volatility and improved risk profile;

•	Strong position to efficiently manage cycle thanks to a wider spectrum of business lines and services;

•	Value enhancing combination of recognised pools of talents from both organisations focused on innovation and tailor-made solutions for clients and better able to adapt to today’s risk environment;

•	EUR65 mn of estimated annual pre-tax cost synergies from 2009 onwards;

•	Maximum diversification benefit according to Solvency Il requirements;

•	State-of-the-art Enterprise Risk Management (ERM).
The transaction is expected to be ROE and EPS accretive from 2009 onwards.
SCOR strongly believes that this combination is beneficial for all stakeholders. Clients and brokers will gain access to a new top-choice risk carrier, an enlarged and innovative product mix, a reinforced security level and an expanded network. Employees will benefit from enhanced opportunities. The combination is also expected to create substantial value for both companies’ shareholders as the benefits of the combination are realised.
Denis Kessler, SCOR Chairman and Chief Executive Officer, said :
“The consolidation in the insurance and reinsurance industries shows that size, diversification and expertise are critical success factors. They generate competitive advantages and lead to superior value creation. The combination of Converium and SCOR is a unique strategic opportunity and creates value for both sets of shareholders due to the enhanced earnings profile of the combined group, its lower volatility and synergies to be achieved. This is a very attractive offer. It is also a very fair offer, with all shareholders being offered equivalent terms and conditions.”
The timetable of the offer currently contemplates the publishing of the offer prospectus within 6 weeks and the expiration of the offer period in June 2007.
SCOR is advised by BNP Paribas and UBS as financial advisers and by Skadden, Arps, Slate, Meagher and Flom LLP and Homburger as legal advisers.
This communication is not a pre-announcement within the meaning of Swiss takeover regulations and only the terms and conditions set forth in SCOR’s formal pre-announcement (the “Pre-announcement”) have any legal effect and relevance. This communication is fully qualified by the terms, conditions and information set forth in the Pre-Announcement. The Pre-announcement has been published in Bloomberg and will be published in Le Temps and Neue Zürcher Zeitung. In addition, it will be available on www.scor.com.
Furthermore, this communication does not constitute an offer to sell or to purchase securities, nor a solicitation of an offer to sell or to purchase securities, whether in the context of the public offer in Switzerland (the “Tender Offer”) on the shares of Converium Holding AG (“Converium) or otherwise in France or in any jurisdiction where such offer, solicitation or sale may be unlawful. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, SCOR S.A. (SCOR’) disclaims any responsibility or liability for the violation of such restrictions by any persons.
The Tender Offer will be made exclusively by way of an offer prospectus (the “Offer Prospectus”) which will be filed with the Swiss Take Over Board and will be published on Bloomberg in Switzerland. The Offer Prospectus will not be approved by nor registered with any securities regulator in any other jurisdiction. The Offer Prospectus will contain the terms and conditions of the Tender Offer, including the way the Tender Offer can be accepted and the restrictions applicable to the Tender Offer in some countries. The Tender Offer will be subject to all the terms and conditions set forth in the Offer Prospectus.
Admission to trading of the new SCOR shares on the Eurolist market by Euronext Paris S.A. will be requested by SCOR. A prospectus regarding the new SCOR shares to be issued in consideration to Converium shareholders’ contributions of their shares to the Tender Offer (the `Admission Prospectus”) and a prospectus regarding the new SCOR shares to be issued in consideration to the contributions by Patinex AG and by Alecta pensionsf•rsékring, 6msesidigt of their Converium shares (the `Document E”) will be registered with the French Autorité des Marchés Financiers (the AMF’). The publication and the availability of the Admission Prospectus and the Document E will be announced by a press release published on SCOR’s website (www.scor.com) and on the AMF’s website (www.amf-france.org), as well as on Company News (www.companynewsgroup.com). The Admission Prospectus will be published and made available at the latest the first day of the offer period. The Document E will be published and made available at the latest 15 days prior to the SCOR’s shareholders meeting called to approve the contributions. The Admission Prospectus and the Document E will be available without charges at SCOR’s corporate headquarters, 1, avenue du Général de Gaulle, 92 800 Puteaux, France. The Admission Prospectus and the Document E will also be available on SCOR’s website and on the AMF’s website. Copies of the Admission Prospectus and of the Document E will be addressed without charge upon request.
U.S. Restrictions
The Tender Offer will not be made in or into the United States of America and may only be accepted outside the United States. Accordingly, the information contained herein is not for publication or distribution in, into or from the United States, and persons receiving such information (including custodians, nominees and trustees) must not distribute or send it into or from the United States. The Tender Offer will not be extended to American Depository Shares representing rights to receive Converium Shares. This communication is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. SCOR will not register or offer its securities, or otherwise conduct the Tender Offer, in the United States or to U.S. persons.
U.K. Restrictions
Promotion of the shares of SCOR (the “SCOR Shares”) in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly the SCOR Shares are not being promoted to the general public in the United Kingdom. This communication is to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations, etc) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., this communication is not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.
Forward looking statements
Certain statements contained herein are forward-looking statements, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to differ from any future results, performance, achievements or prospects expressed or implied by such statements, including the risk that the combination of SCOR and Converium may not be consummated. Such factors include, among others: the costs related to the transaction; the inability to obtain, or meet conditions imposed by, the required governmental and regulatory approvals and consents; the risk that the businesses of SCOR and Converium will not be integrated successfully; other risks and uncertainties affecting SCOR and Converium including, without limitation, the risk of future catastrophic events, economic and market developments, regulatory actions and developments, litigations and other proceedings.
This list is not exhaustive. Please refer to SCOR’s document de référence filed with the AMF on 27 March 2006 under number D.06159, as amended, for a description of certain additional important factors, risks and uncertainties that may affect the business of the SCOR group.
SCOR and Converium operate in a continually changing environment and new risks emerge continually. SCOR does not undertake and expressly disclaims any obligation to update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

Exhibit 99.2
NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN AND AUSTRALIA
26 February, 2007
Converium and SCOR : creating together a Top 5 reinsurer
SCOR announces a tender offer for Converium’s outstanding shares
—	Voluntary public tender offer for 67.1% of Converium’s publicly owned shares not already owned or acquired by SCOR
For every Converium share, 0.5 new SCOR share plus CHF4 in cash, equivalent to CHF21.1 per Converium share based on closing share prices as at 16 February 2007
Attractive 27% premium on Converium’s last unaffected share price as of 4 January 2007
Offer subject to 50.01% acceptance level on a fully diluted basis, SCOR shareholder approval and other customary conditions
Strategic rationale
Compelling combination in a consolidating sector
Creating a Top 5 global multi-line reinsurer with leading positions in life reinsurance, specialty lines, large facultative accounts and treaties
Leveraging complementary markets and business lines
Benefiting clients and brokers
Diversifying risks and improving earnings visibility
Providing attractive opportunities for management and employees
Accelerating SCOR’s proven strategy and setting new ambitions
Targeting to offer an A+ level of security for clients by 2010
Value creating combination for all shareholders
Post-tax ROE objective of 900bps above risk free rate across the cycle Estimated EUR65 mn annual pre-tax cost synergies
Improved ability to manage capital through the cycle
EPS and ROE enhancing transaction from 2009 onwards
Combination supported by Converium’s main shareholders
Key milestones
—	Offer prospectus to be published within 6 weeks
—	Expiration of the offer period expected in June 2007
This press release is not a pre-announcement within the meaning of Swiss takeover regulations and only the terms and conditions set forth in SCOR’s formal pre-announcement (the “Pre-announcement”) have any legal effect and relevance. This communication is incomplete and fully qualified by the terms, conditions and information set forth in the Pre-announcement. The Pre-announcement has been published in Bloomberg and will be published in Le Temps and the Neue Zürcher Zeitung. In addition, it will be available at www.scor.com. The Pre-announcement will not be issued and the offer will not extend into the United States or any other country, in which the making of such Pre-announcement or Offer, or its acceptance, would be illegal or subject to regulatory filings, registration or other approvals.
Paris, 26 February 2007 — SCOR published today the formal Pre-announcement of a voluntary public tender offer for the publicly held shares in Converium Holding AG that SCOR has not already acquired. Under the proposed offer, for each Converium share, Converium shareholders will receive 0.5 new SCOR share and CHF4 in cash.
The offer will be subject to the customary conditions set forth in the Pre-announcement, including a 50.01% acceptance level on a fully diluted basis, obtaining regulatory and antitrust approvals as well as the approval of SCOR shareholders for the issuance of the new SCOR shares.
This announcement follows the announcement made by SCOR on 19 February 2007 that it had acquired 32.9% of Converium’s share capital: 8.3% through direct market purchases and 24.6% through share purchase agreements, the consummation of which is subject to regulatory and antitrust approvals.
SCOR’s initial intention had been to obtain a recommendation from the Converium Board of Directors prior to making this announcement. After a first meeting with the Chairman and the Vice-Chairman of Converium on Saturday, 17 February 2007, SCOR’s approach was rejected by Converium’s Board on Sunday, 18 February 2007. During the week following the Converium Board’s rejection of SCOR’s approach, several attempts by SCOR to hold meaningful discussions with the Board of Directors and top management of Converium were rejected. Hence, at this stage SCOR has decided to pre-announce a voluntary tender offer to Converium’s shareholders. The terms being offered to all Converium’s shareholders are equivalent to those agreed between Converium’s largest shareholders and SCOR.

The combination of Converium and SCOR is in the best interest of both companies, their shareholders and stakeholders. Therefore, SCOR is hopeful that the Board of Converium will support the offer in due course given the written proposals made by SCOR to the Board and the management of Converium on Friday, 23 February 2007.
The aggregate consideration to be offered by SCOR will be equivalent to CHF21.1 per Converium share based on SCOR’s closing price as at 16 February 2007. This represents a 27% premium over Converium’s last unaffected closing price (as at 4 January 2007) and a 20% premium over Converium’s 3-month average prior to 16 February 2007. The transaction values the entire issued share capital of Converium at CHF3.1 bn (EUR1.9 bn).
Rationale
The combination of Converium and SCOR is fully aligned with SCOR’s proven strategy. It will accelerate the development of both companies by setting new ambitions for the combined group. The combined group will become one of the top choices for clients in key markets. It will capitalise on a comprehensive network structured around hubs with three key European locations in Zurich, Paris and Cologne, plus 2 major hubs in Asia and the Americas. It will also benefit from an enlarged pool of talents and competencies and an increased diversified offering by market and business line. The combined group will aim at achieving a post-tax ROE of 900bps above the risk-free rate across the cycle. Improved market presence and proactive cycle management is expected to deliver sustainable growth. The combined group will target to offer clients an A+ level of security by 2010.
The combination of Converium and SCOR will create a Top 5 global multi-line reinsurance company in terms of pro forma gross written premiums, based on very solid foundations:
•	Premium income in the range of EUR5.5 bn;

•	Market capitalisation in the range of EUR3.9 bn;

•	Long term capital base in the range of EUR4.7 bn;

•	Leading positions in Europe in most lines of business and leading global market positions in selected areas such as life reinsurance, specialty lines, large facultative accounts and treaties;

•	Well diversified sources of revenues between life and non-life lines, providing reduced earnings volatility and improved risk profile;

•	Strong position to efficiently manage cycle thanks to a wider spectrum of business lines and services;

•	Value enhancing combination of recognised pools of talents from both organisations focused on innovation and tailor-made solutions for clients and better able to adapt to today’s risk environment;

•	EUR65 mn of estimated annual pre-tax cost synergies from 2009 onwards;

•	Maximum diversification benefit according to Solvency II requirements;

•	State-of-the-art Enterprise Risk Management (ERM).
The transaction is expected to be ROE and EPS accretive from 2009 onwards.
SCOR strongly believes that this combination is beneficial for all stakeholders. Clients and brokers will gain access to a new top-choice risk carrier, an enlarged and innovative product mix, a reinforced security level and an expanded network. Employees will benefit from enhanced opportunities. The combination is also expected to create substantial value for both companies’ shareholders as the benefits of the combination are realised.
Denis Kessler, SCOR Chairman and Chief Executive Officer, said :
“The consolidation in the insurance and reinsurance industries shows that size, diversification and expertise are critical success factors. They generate competitive advantages and lead to superior value creation. The combination of Converium and SCOR is a unique strategic opportunity and creates value for both sets of shareholders due to the enhanced earnings profile of the combined group, its lower volatility and synergies to be achieved. This is a very attractive offer. It is also a very fair offer, with all shareholders being offered equivalent terms and conditions.”
The timetable of the offer currently contemplates the publishing of the offer prospectus within 6 weeks and the expiration of the offer period in June 2007.
SCOR is advised by BNP Paribas and UBS as financial advisers and by Skadden, Arps, Slate, Meagher and Flom LLP and Homburger as legal advisers.
Appendix
The following provides additional background information on the strategic rationale for the combination.
1.	Compelling combination in a consolidating sector: creating a Top 5 global multi-line reinsurer with leading positions in life reinsurance, specialty lines, large facultative accounts and treaties
The combination of Converium and SCOR will create a Top 5 global multi-line reinsurer in terms of gross written premiums with 2006 estimated combined gross written premiums of EUR5.5 bn. It will also create a new powerful leader in European reinsurance covering all major markets in Europe.

The combination will consolidate both companies’ leading recognised expertise in specialty lines of business and in corporate facultatives and treaties. Leading expertise in Engineering, Energy, Credit & Surety, Agriculture and Space will be strengthened. SCOR will gain exposure to Converium’s recognised expertise in Aviation and Marine and to its participation in GAUM, MDU and at the Lloyd’s market. The addition of Converium’s life reinsurance activity to SCOR Global Life reinforces its European and diversified leadership.
As a top league player, the combined group will be better positioned to provide a wider range of value-added solutions to clients either directly or through an improved value proposition to the broker community.
The combined group will take advantage of its scale, increased clout and strategic flexibility to pursue both internal and external growth opportunities globally, in particular in Asia and in the emerging markets where both Converium and SCOR already have a sizeable presence.
The combined group is further expected to benefit from a lower cost of capital in the long term, enlarged financial flexibility with improved access to the equity and debt capital markets and all other sources of funding.
2. Leveraging complementary markets and business lines
The overlap between Converium and SCOR is limited, which significantly reduces potential loss of business risk. Overall, the loss of business following the combination is estimated to represent less than 10% of the combined premiums. Complementary markets and business lines will allow accelerated development opportunities and will increase ability to manage the cycle.
The combination of Converium and SCOR will form a highly diversified reinsurer in Europe, a region accounting for 62% of the total 2005 pro forma premiums. Converium’s key market positions in Switzerland, Germany, Austria and the U.K., notably complement SCOR’s strengths in France, Spain, Portugal, Italy, etc.
The combined operations will be strongly diversified with no single market accounting for more than 20% of the total premium income. The Middle East, South America, Asia and the rest of the world, which account for 15% of the total 2005 pro forma premiums, provide the combined group with significant growth potential going forward.
3. Benefiting clients and brokers
SCOR’s and Converium’s respective business approaches and philosophies towards client servicing are similar. They both favour long term relationships with ceding companies rather than a purely opportunistic view essentially based on price.
The combined group will benefit from an enlarged non-life book of business, well balanced between treaties, specialty lines and large facultative accounts.
Clients and brokers will benefit from such combination that will aim at pursuing this philosophy by providing them a wider range of services and covers on a larger geographical scale.
Increased financial scale should also enable the combined group to achieve additional growth by focusing on innovation and tailor-made solutions for clients in all business lines.
4. Diversifying risks and improving earnings visibility
The combination of Converium and SCOR will benefit from a highly diversified revenue base, with balanced revenue streams in non-life lines and an equal contribution of life and non-life business lines.
This significantly increased diversified profile of the combined group, further supported by maintained short-tail focus and by its limited US exposure, will stabilise the capital base through a reduction in volatility and increases the ability of the combined group to resist large unexpected industry shocks. Rating agencies increasingly value such factors thereby improving the combined group rating profile.
Diversification benefits will also enable more flexibility in capital management and allocation in order to react even more rapidly to market changes and be able to seize the best opportunities. Maximum benefits from the future Solvency Il regulations will be extracted.
Going forward, the combination of Converium and SCOR will result in more stable and sustainable earnings expectations. Putting together counter-cyclical low-volatility life earnings with diversified, stronger and client-focused non life ones greatly enhances earnings visibility for the future.
5. Providing attractive opportunities for management and employees
SCOR intends to combine Converium’s expertise and talent with its own to create a common group culture which would be a critical factor for a successful integration. Both staff and management should benefit from the improved prospects offered by this combination.

The management responsibilities within the combined group will be allocated on the basis of the best available talent within the two organisations and the key principles already prevailing at SCOR, i.e. international management, equal opportunity, merit-based approach and professional expertise. The integration of Revios within SCOR is a good case in point as regards our open-minded approach to people and organisations.
SCOR aims to create a network company structured around hubs with 3 key locations in Europe (Zurich, Paris and Cologne), plus 2 others in Asia and the Americas organised by country, activity and line of business. SCOR would favour a combined international team with a balanced mix, promoting mobility and career development.
SCOR highly respects Converium’s current management team, which enjoys a strong and proven track record in the industry, and its employees.
SCOR has made a proposal to the Chairman of Converium with respect to the designated positions of members of Converium’s top management in the combined group.
The Zurich-based entity will be a full operating company with key worldwide responsibilities within the combined group.
6. Accelerating SCOR’s proven strategy and setting new ambitions
SCOR intends to keep the same strategic pillars that supported its successful recovery. The combined group will pursue and accelerate the realization and implementation of SCOR’s proven strategy. Strict underwriting criteria, long-term client relationships, value-added services and innovation, technical expertise and pursuit of an adequate security level and profitability will remain core strategic values.
The combined group will be a stronger competitor strategically positioned as a global multi-line company focused on twin-engines (life and non-life activities) and benefiting from well diversified sources of revenues by geography and by business line. It will be able to efficiently leverage the network company approach it intends to implement and capitalise on the combination of talents with similar experiences.
The combined group’s focus will be strongly capital driven with the aim to increase capital mobility within the group for proactive cycle management. The combined group will target an ROE of 900bps above the risk free rate across the cycle. It will also target to offer to its clients an A+ security level by 2010.
7. Significant synergies leading to improved group efficiency
Synergies are expected to be extracted from various sources including reduction in corporate functions, reduction in life and non-life operating administrative expenses and cost reductions in IT and other costs.
Preliminary estimates for annual cost synergies are expected to reach approximately EUR65 mn on a pre-tax basis as from 2009 onwards. Integration and restructuring costs are expected at approximately EUR80 mn in 2007 and 2008.
Additional benefits include the optimisation of retrocession costs, tax optimisation, improved access to funding conditions, improved pricing power, the sharing of best underwriting practices and increased investment returns.
8. Limited execution issues
SCOR’s track record in terms of integration shows its willingness to take advantage of the respective strengths of the companies involved based on the principles of mutual respect and professional merits. Our similar business models should ensure limited business disruption together with limited transaction execution risks.
Key factors supporting this include the strong fit with complementary lines of business and markets and shared business approach and the similar organisational structure with specialised operating business lines reporting to a holding company with central function.
SCOR strongly believes that the timing is appropriate for such a combination with both groups successfully restructured, the Revios integration well on track, approaching completion and with the 2007 renewals just completed.
9. Corporate governance
Since the 2002 Back on Track plan, SCOR has been committed to applying the best corporate governance practises. SCOR’s current Board of Directors is half independent and half international.
To ensure consistency and continuity within the combined group, in the context of a recommended transaction, we proposed that the Board of Directors of the combined group would combine the current Boards of Converium and SCOR, with Board members participating in the various committees of such Board of Directors (audit, strategy, risk, nomination and remuneration). Members of the current Converium Board could also concurrently remain Board members of the combined group’s Swiss operating company, as per SCOR’s existing Board of Directors guidelines.
10. Financial impact The combination is expected to be EPS accretive and ROE enhancing by 2009.

The financial structuring of the transaction is strong with equity financing accounting for 74% of total consideration. The cash portion of the transaction (EUR500 mn) is fully secured and expected to be ultimately refinanced through senior and/or subordinated debt.
The combination should have positive effects on capital position with an enhanced financial strength for the combined group and an enlarged capital base.
11. Offer premium analysis

	Converium share
	price (CHF)	Implied premium

Close 4 January 07*	16.65	26.8%
Close 16 February 07**	18.80	12.3%
1 month prior***	18.25	15.7%
3 months prior***	17.57	20.2%
6 months prior***	16.57	27.4%
1 year prior***	15.70	34.5%
Minimum price****	18.86	12.7%

*	Last unaffected share price

**	Last price prior to the block transactions

***	Up to 16 February 2007

****	Based on average opening price for 30 days prior to Pre-announcement
Source: Data stream
This communication is not a pre-announcement within the meaning of Swiss takeover regulations and only the terms and conditions set forth in SCOR’s formal pre-announcement (the “Pre-announcement”) have any legal effect and relevance. This communication is fully qualified by the terms, conditions and information set forth in the Pre-Announcement. The Pre-announcement has been published in Bloomberg and will be published in Le Temps and Neue Zürcher Zeitung. In addition, it will be available on www.scor.com.
Furthermore, this communication does not constitute an offer to sell or to purchase securities, nor a solicitation of an offer to sell or to purchase securities, whether in the context of the public offer in Switzerland (the “Tender Offer”) on the shares of Converium Holding AG (“Converium) or otherwise in France or in any jurisdiction where such offer, solicitation or sale may be unlawful. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, SCOR S.A. (“SCOR”) disclaims any responsibility or liability for the violation of such restrictions by any persons.
The Tender Offer will be made exclusively by way of an offer prospectus (the “Offer Prospectus”) which will be filed with the Swiss Take Over Board and will be published on Bloomberg in Switzerland. The Offer Prospectus will not be approved by nor registered with any securities regulator in any other jurisdiction. The Offer Prospectus will contain the terms and conditions of the Tender Offer, including the way the Tender Offer can be accepted and the restrictions applicable to the Tender Offer in some countries. The Tender Offer will be subject to all the terms and conditions set forth in the Offer Prospectus.
Admission to trading of the new SCOR shares on the Eurolist market by Euronext Paris S.A. will be requested by SCOR. A prospectus regarding the new SCOR shares to be issued in consideration to Converium shareholders’ contributions of their shares to the Tender Offer (the `Admission Prospectus”) and a prospectus regarding the new SCOR shares to be issued in consideration to the contributions by Patinex AG and by Alecta pensionsfdrsékring, dmsesidigt of their Converium shares (the `Document E”) will be registered with the French Autorité des Marchés Financiers (the “AMP’). The publication and the availability of the Admission Prospectus and the Document E will be announced by a press release published on SCOR’s website (www.scor.com) and on the AMF’s website (www.amf-france.org), as well as on Company News (www.companynewsgroup.com). The Admission Prospectus will be published and made available at the latest the first day of the offer period. The Document E will be published and made available at the latest 15 days prior to the SCOR’s shareholders meeting called to approve the contributions. The Admission Prospectus and the Document E will be available without charges at SCOR’s corporate headquarters, 1, avenue du Général de Gaulle, 92 800 Puteaux, France. The Admission Prospectus and the Document E will also be available on SCOR’s website and on the AMF’s website. Copies of the Admission Prospectus and of the Document E will be addressed without charge upon request.
U.S. Restrictions
The Tender Offer will not be made in or into the United States of America and may only be accepted outside the United States. Accordingly, the information contained herein is not for publication or distribution in, into or from the United States, and persons receiving such information (including custodians, nominees and trustees) must not distribute or send it into or from the United States. The Tender Offer will not be extended to American Depository Shares representing rights to receive Converium Shares. This communication is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. SCOR will not register or offer its securities, or otherwise conduct the Tender Offer, in the United States or to U.S. persons.
U.K. Restrictions
Promotion of the shares of SCOR (the “SCOR Shares”) in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly the SCOR Shares are not being promoted to the general public in the United Kingdom. This communication is to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2)(a) to (d) (“high net worth entities, unincorporated associations, etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., this communication is not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.
Forward looking statements
Certain statements contained herein are forward-looking statements, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to differ from any future results, performance, achievements or prospects expressed or implied by such statements, including the risk that the combination of SCOR and Converium may not be consummated. Such factors include, among others: the costs related to the transaction; the inability to obtain, or meet conditions imposed by, the required governmental and regulatory approvals and consents; the risk that the businesses of SCOR and Converium will not be integrated successfully; other risks and uncertainties affecting SCOR and Converium including, without limitation, the risk of future catastrophic events, economic and market developments, regulatory actions and developments, litigations and other proceedings.
This fist is not exhaustive. Please refer to SCOR’s document de référence filed with the AMF on 27 March 2006 under number D.06159, as amended, for a description of certain additional important factors, risks and uncertainties that may affect the business of the SCOR group.
SCOR and Converium operate in a continually changing environment and new risks emerge continually. SCOR does not undertake and expressly disclaims any obligation to update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.
For Further Information, please contact :

Godefroy de Colombe	+33 (0)1 46 98 73 50
Director for Public Affairs

Jim Root	+33 (0)1 46 98 72 32
Director for Investor Relations

Brunswick :
Andrew Dewar	+33(0)1 53 96 83 83
Christian Weyand	+49 69 24 00 55 10
Christian Pfister (consultant)	+41 79 338 98 79